Nocera, Inc.

2030 Powers Ferry Road SE

Suite No. 212

Atlanta, Georgia 30339

November 20, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Re:	Nocera, Inc.
Form 10-K/A for Fiscal Year Ended December 31, 2023 Filed October 7, 2024
File No. 001-41434

Dear Ms. Shafique and Mr. Pavot:

On behalf of Nocera, Inc. (the “Company,” “Nocera,” “we,” “us,” or “our”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to the undersigned on October 25, 2024, regarding the Company’s Form 10-K/A for the fiscal year ended December 31, 2023 (the “10-K”).

For your convenience, the Staff’s comments have been restated below and the Company’s responses are set forth immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the 10-K. We have filed Amendment No. 2 to the 10-K (the “Amendment”) with the Commission today.

Amendment No. 2 to Form 10-K filed October 7, 2024

Form 10-K/A filed October 7, 2024

Comparison of Results of Operations for the years ended December 31, 2023 and December 31, 2022, page 43

1.	We note your revised disclosure in response to our prior comment 1 as it relates to your results of operations. We reissue in part asking you to quantify your revenue discussion of your catering business with price and volume elements so that it is clear whether price changes materially impacted the change in catering revenue. We also note your updated discussion still does not disclose the facts and circumstances that precipitated the goodwill impairment charge which comprised 50% of your net loss. Also, please revise your explanation of the Net loss attributable to Nocera variance so that the 2023 loss is identified as $4.3 million instead of $2 million. Further, please explain the impact of volume and price changes on your June 30, 2024 revenue variances as previously requested.

Response: In response to this comment, the Company advises the Staff that we have revised our 10-K and 10-Q/A disclosures to quantify the impact of price and volume changes on catering revenue, explain the goodwill impairment charge comprising 50% of the net loss, correct the 2023 net loss attributable to Nocera to $4.3 million, and address revenue variances for June 30, 2024. We believe these updates resolve the Staff’s concerns.

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Liquidity and Capital Resources; Going Concern, page 44

2.	We note the revisions made in response to our prior comment 2. However, your June 30, 2024 Form 10-Q/A continues to identify the lapsed financial support letter as a source of liquidity. It is also not clear why you state on page 40 of the Form 10-Q/A that "there is no substantial doubt as to our ability to continue as a going concern" given the potential delisting, the prominent disclosure in your Form 10-K regarding substantial doubt of your ability to continue as a going concern, the excess of current liabilities over current assets, and the substantial excess of your operating cash flow deficits over your cash balance. Please revise.

Response: In response to this comment, the Company advises the Staff that we have revised the June 30, 2024 Form 10-Q/A to remove references to the lapsed financial support letter as a source of liquidity. Additionally, we have updated the disclosures to clarify our assessment regarding going concern. These revisions align our disclosures with the current financial conditions and address the Staff’s concerns.

Report of Independent Registered Public Accounting Firm Opinion on the Financial Statements, page F-2

3.	We note your response to our prior comment 5 as it relates to the withdrawal of Centurion ZD CPA & Co. as your independent auditor. We further note you filed Form 8-K with Item 4.01 on October 16, 2024 stating Enrome LLP has been appointed as the Company’s independent registered public accounting firm. Please clarify if Enrome LLP is registered with the PCAOB.

Response: In response to this comment, the Company advises the Staff that Enrome LLP is registered with the PCAOB.

Note 12 - Warrants, page F-21

4.	We note your response to our prior comment 8 and the amended warrant activity disclosures within the 10-Q for the period ending June 30, 2024, which reflect beginning balances from the 10-K for the period ending December 31, 2023. However, the warrant liability reconciliation of fair value continues to differ between the 10-K and the 10-Q. Please revise.

Response: In response to this comment, the Company advises the Staff that the 10-Q for the period ending June 30, 2024 has been revised to ensure consistency between the warrant liability reconciliation of fair value in the 10-K for the period ending December 31, 2023, and the 10-Q for the period ending June 30, 2024. These updates correct the discrepancies previously noted and align the disclosures between the filings.

Note 24 - Subsequent Event, page F-33

5.	We note your response to our prior comment 9. In the asset test performed for the Xinca acquisition, please clarify how you determined Nocera’s asset balance to be used in the calculation should be $7.6 million when the December 31, 2023 10-K reflects $5.0 million. Also, please explain why you report that Xinca's annual revenue was only $80,798 whereas the June 30, 2024 Form 10-Q states that $379,525 of trade receivables were acquired in the acquisition.

Response: In response to this comment, the Company advises the Staff that during the significance test, the Company’s assets were valued at $7.6 million before a goodwill impairment reduced it by approximately $2 million. Xinca’s revenue of only $80,798 is primarily due to its status as an early-stage e-commerce company. When the Company initiated the acquisition, Xinca had only been operational for a few months. The $379,525 in trade receivables represents sales from live-stream e-commerce transactions.

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General

6.	We note in your response that the Company’s management, including the Chief Executive Officer, is based primarily in Taiwan, Canada and the United States. Where and if appropriate, and to the extent that one or more of your officers and/or directors are located in China or Hong Kong, please identify each officer and/or director located in China or Hong Kong and create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. In particular, revise to discuss the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate section, and include the risk in your summary risk factor disclosure.

Response: In response to this comment, the Company advises the Staff that none of the Company’s officers or directors are located in China or Hong Kong.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach us via Ross D. Carmel, Esq. of Sichenzia Ross Ference Carmel LLP at 646-838-1310.

Sincerely,

Nocera, Inc.

By:	/s/ Andy Ching-An Jin
Chief Executive Officer

cc: Ross D. Carmel, Esq.

Sichenzia Ross Ference Carmel LLP

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